April 28, 2006
Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, DC 20549

Attn:	Mr. Timothy Buchmiller Mailstop 6010
VIA FACSIMILE AND EDGAR

Re.	Restore Medical, Inc. Registration Statement on Form S-1 Filed March 13, 2006 Registration No. 333-132368
Dear Mr. Buchmiller:
          On behalf of Restore Medical, Inc. (“Restore”), we are responding to the letter dated April 24, 2006 (the “Comment Letter”) from Peggy A. Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”). Concurrently herewith we transmit for filing under the Securities Act of 1933, as amended, Amendment No. 2 to Restore’s Registration Statement on Form S-1 (the “Form S-1”).
          Set forth below are the responses to the Comment Letter provided to us by Restore. For ease of reference, each comment contained in the Comment Letter appears directly above Restore’s corresponding response.
Cover Page of Prospectus
1.	Please remove the captions “Sole Book-Running Manager” and “Co-Lead Manager” in order to comply with the staff’s long standing position on cover page content.
          Response: We have removed the captions “Sole Book-Running Manager” and “Co-Lead Manager” as requested. Please see the cover page of the prospectus.
Our Market Opportunity, page 1
2.	We note from the April 2004 report in the Journal of the American Medical Association that you provided to us that “[i]n the United States, 75% to 80% of OSA cases that could benefit from treatment remain undiagnosed.” Clarify and balance your disclosure under this caption to state that a significant percentage of your potential market does not seek treatment or obtain evaluation and diagnosis of OSA. It appears that expanded risk factor disclosure may also be appropriate.

Securities and Exchange Commission
April 28, 2006

          Response: We have revised and expanded the disclosure, including the risk factor disclosure, as requested to state that a significant percentage of our potential market does not seek treatment or obtain evaluation and diagnosis of OSA. Please see pages 1, 6 and 43 of the Form S-1.
Dilution, page 22
3.	We note the revisions you have made in response to prior comment 8. Please continue your revisions to indicate the changes that would occur in the table at the bottom of page 22 if you assume the exercise of all outstanding options and warrants.
          Response: We have revised the disclosure to indicate the changes that would occur in the table at the bottom of page 22 if we assume the exercise of all outstanding options and warrants. Please see the table on page 23 of the Form S-1.
Principal Stockholders, page 74
4.	We note your response to prior comment 21. If voting and/or investment control over the shares held by any of the named entities is maintained by that entity’s board of directors, general partners, or similar groups or entities, please include appropriate disclosure. If the voting and/or investment control is held by a limited number of natural persons, identify them.
          Response: We have revised our disclosure to provide additional information about voting and/or investment control over the shares held by the named entities where voting and/or investment control is held by a limited number of natural persons. Where an investment adviser has the voting and/or investment control over these entities the decision-making is widely dispersed within such adviser. Please see the footnotes to the principal stockholders table on pages 75-77.
Common Stock, page 81
5.	We note your response to prior comment 23 and that you have elected to retain the disclosure that the shares to be issued by you in your offering will be, when issued and paid for, validly issued, fully paid and nonassessable. Since you have elected to retain this disclosure, please indicate that you have relied upon the opinion of Dorsey & Whitney LLP and ensure that the consent included by Dorsey & Whitney LLP in the filed legality opinion specifically consents to the disclosure in this section of your prospectus.
          Response: We have removed the disclosure that stated that the shares to be issued in Restore’s public offering will be, when issued and paid for, validly issued, fully paid and nonassessable. Please see page 82 of the Form S-1.

Securities and Exchange Commission
April 28, 2006

Financial Statements
Report of Independent Registered Accounting Firm, page F-2 and consent
6.	We note your response to prior comment 25. We reissue our prior comment in its entirety.
          Response: We note the Staff’s prior comment 25 and upon consummation of the transaction and prior to the planned effectiveness of Restore’s public offering, the report will be revised to remove the explanatory paragraph at the top of the page and to reflect the appropriate report date. Furthermore, we will ensure the final version is compliant with Article 2 of Regulation S-X.
Note 10 — Stock Options, page F-31
7.	We note your response to prior comment 30. We reissue our prior comment in its entirety.
          Response: We note the Staff’s prior comment 30 and have provided the IPO price range as requested.
Back Cover Page of Prospectus
8.	We note your first sentence at the top of the first column cautioning investors that they “should rely only on the information contained in this prospectus.” Please consider whether this disclaimer, in its current form, is consistent with your ability to use free writing prospectuses.
          Response: We note and have considered the Staff’s comment.
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Securities and Exchange Commission
April 28, 2006

          As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-2740 if we can expedite your review in any way, or fax me at (612) 340-2868.

Very Truly Yours, /s/ Kenneth L. Cutler Kenneth L. Cutler

cc:	J. Robert Paulson, Jr. Robert A. Kuhns Mark C. Smith Andrew D. LaFrence

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